July 8, 2009

Larry Spirgel
United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

RE:         REM Business Solutions, Inc.
Registration Statement on Form S-1/A
Filed June 23, 2009
File No. 333-158529

Dear Mr. Spirgel:

The following are our responses to your comment letter of June 10, 2009.

General

1.           We note your response to your prior comment three in our letter dated June 10, 2009.   In addition, we note the added disclosure on page 17 disclosing Mr. Monroe as a promoter of the company.   However, we note that you did not  provide the information required by Item 401(f) of Regulation S-K related to Mr. Monroe.  We note the Final Judgment against David Champion Monroe (aka David Yacas) and Pacific Educational Services found at http://hawaii.gov/dcca/areas/ocp/udgi/lawsuits/hicp/Final%20Judgmetn%Without%20Criswell.pdf.  Item 401(g)(1) of Regulation S-K requires the disclosure of this information related to any promoter.  Please revise.

Prospectus has been revised to reflect this disclosure.

2.           Please update the financial statements pursuant to Rule 8-08 of Regulation S-X, including the results of operations in the management discussion and analysis section of the filing.

These have been appropriately updated.

Prospectus Cover Page

3.           We note you disclosure that Mr. Monroe will not receive any compensation for his role in selling shares in the offering.   However, Mr. Monroe is not permitted to be involved in the sale of shares in the offering if you are relying upon the exemption provided by Rule 3a4-1.  Please advise.

Revised to properly show Mr. Wolters

4.           We note your responses to prior comment 4 in our letter dated June 10, 2009.  Your cover page still indicates that your direct public offering is “an all or nothing offering.”  Such an offering is not consistent with a minimum/maximum offering.  Please remove this reference if your offering is a minimum/maximum offering.

Reference removed.

Risk Factors, page 8

5.           We note your response to our prior comment seven in our letter dated June 10, 2009.  Given your prior risk factor disclosure, please advise us as to why you believe the loss of Mr. Monroe’s consulting services will not cause the Company to cease operations.

At the time of the prior risk factor disclosure, Mr. Monroe was the sole officer, director and employee of the company.    Since Mr. Wolters is now an officer and director of the company, even if Mr. Monroe ceases all activity with the company, the company would continue operations under Mr. Wolters.

Use of Proceeds, page 14

6.           We note that your tabular disclosure assumes that you sell the maximum number of shares in the offering.  Expand the table and accompanying disclosures to indicate the application of your proceeds if you raise only the minimum proceeds, $10,000.  Clarify how long raising only the minimum will allow you to operate.

Table has been expanded and clarification added.

Plan of Distribution; Terms of the Offering, page 15

7.           We note your response to our prior comment 10 in our letter dated June 10, 2009.  Revise your disclosure to reflect Mr. Wolters use of a questionnaire in determining the sophistication and experience of potential investors in your offering.  In addition, revise your Exhibit Index to include the furnishing of the questionnaire as an exhibit to your filing.

Revised to include questionnaire in disclosure and index.

Facilities, page 21

8.           We note your response to our prior comment 14 in our letter dated June 10, 2009; however the disclosure on page 28 still indicates that Mr. Monroe will be providing your office space.  Please advise.

Revised to show Mr. Wolters on page 28.

Description of Securities, page 30

9.           Expand your disclosure to clarify that because you are considered a “shell” company, Rule 144 will not be available for re-sales until 1 year from the date the company files Form 10 information.

Disclosure Expanded.

Certain Relationships and Related Transactions, page 28

10.           We note your disclosure to our prior comment 17 in our letter dated June 10, 2009.  However, we note that you did not supplement your disclosure in the registration statement with the information provided in your response.  Thus, please revise your disclosure to include all information required by Item 701 of Regulation S-K related to the transaction between Mr. Monre and Mr. Wolters on May 22, 2009.   Specifically disclose the consideration paid for the shares and state briefly the facts relied upon in determining Section 4(1) of the Securities Act was available as an exemption for this transaction.

The following has been added:

The shares were exchanged under Section 4(1) of the Securities Act of 1933.  Mr. Monroe sold all his stock (12,000,000 million shares of common stock) in exchange for $12,000 of accounting services from Mr. Wolters. Mr. Wolters had full information regarding the company and no commissions were paid on the sale.  Mr. Monroe sold his shares to help concentrate his time and efforts more fully on other matters.

Report of Independent Registered Public Accounting Firm, page F-3

11.           We note the disclosure in the Independent Auditor’s Report that ‘[i]n the event that Company fails to meet the anticipated levels of performance there is significant doubt that the company will be able to meet the debt obligations related to the non public offering.”    In addition, we note that your Balance Sheet as of January 31, 2009 reflects liabilities of $0.  It appears that the Independent Auditor’s Report is for a different filing.  Please revise.

Revised.

Exhibits, page II-2

12.           Subject to the rules regarding incorporation by reference, furnish the exhibits noted in your Exhibit Index.  We note you did not furnish Exhibits 3.1, 3.2 and 5.1 with the Form S-1/A filed on June 23, 2009.

Attached.

Very truly yours,

/s/ Karl Wolters
Karl Wolters, President
REM Business Solutions, Inc.